Exhibit 99.1

Ballard Power Systems Inc.	Ballard Power Systems 4343 North Fraser Way Burnaby BC V5J 5J9 Canada

News Release	Tel: 604-454-0900 Fax: 604-412-4700 www.ballard.com
Ballard Announces Third Quarter Results
Key Transactions Completed; Net Loss Narrows
For Immediate Release – October 25, 2005
Vancouver, Canada – Ballard Power Systems (TSX: BLD, Nasdaq: BLDP) today reported its financial results and achievements for the quarter ended September 30, 2005. All amounts are in U.S. dollars, unless otherwise noted.
“We had a solid quarter in which we demonstrated steady progress against our strategic imperatives including the completion of the sale of our German subsidiary to our Alliance partners, DaimlerChrysler and Ford,” said John Sheridan, Chairman and interim President and CEO. “In the quarter, we signed agreements for up to $89 million in funding from DaimlerChrysler, Ford, EBARA Corporation and EBARA BALLARD Corporation. We further strengthened our financial position with the implementation of initiatives to significantly reduce our operating expenses.”
Ballard fuel cell powered buses, cars and vans continued to post impressive performance on the roads. On the business development front, Ballard established a key position in the materials handling market for its automotive fuel cell derivative product, the Mark 9 SSL™, with sales to Cellex Power and General Hydrogen.
Mr. Sheridan added, “Ballard’s Board of Directors has initiated the search process for our new President and CEO, considering both internal and external candidates. During this transition period, I am focusing day to day, along with the rest of the Ballard leadership team, on executing our strategy and achieving our technology development goals.”
Financial Results
Ballard’s net loss for the three months ended September 30, 2005 was $8.9 million, or ($0.07) per share, compared with a net loss of $52.6 million, or ($0.44) per share for the same period in 2004. During the three months ended September 30, 2005, Ballard completed the sale of its interest in its German subsidiary, Ballard Power Systems AG (BPSAG), and as a result recorded a $17.8 million gain while in the corresponding period of 2004, the company recorded a $23.1 million loss on assets held for sale related to the same transaction. Also during the quarter, Ballard recorded a $7.4 million write-down of long-lived assets associated with its EcostarTM Power Converters.
For the three months ended September 30, 2005 Ballard’s normalized net loss(1) was $21.5 million or ($0.18) per share, compared to $29.2 million or ($0.25) per share, for the same period in 2004. The lower normalized net loss in 2005 was affected by improved engineering service revenue of $6.8 million, decreased research and development and marketing expenses of $1.6 million and $1.1 million, respectively, and lower depreciation and amortization of $1.1 million offset by a $2.4 million decline in product gross margin as a result of lower product sales.

(1)	Normalized net loss and operating cash consumption are non-GAAP measures used to assist in assessing our financial performance. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. A description of these non-GAAP measures and reconciliations between financial statement line items and these measures for the periods indicated follows the Selected Consolidated Financial Information.

Ballard Power Systems Inc.	Ballard Power Systems 4343 North Fraser Way Burnaby BC V5J 5J9 Canada

News Release	Tel: 604-454-0900 Fax: 604-412-4700 www.ballard.com
Ballard Announces Third Quarter Results
Key Transactions Completed; Net Loss Narrows
Ballard’s revenues for the three months ended September 30, 2005 were $16.1 million compared to $23.6 million for the same period in 2004. This decrease includes a $14.3 million, or 65%, decrease in product revenues offset by a $6.8 million increase in engineering service and other revenue. The decrease in product revenues primarily relates to lower light-duty automotive fuel cell product deliveries to transportation customers and the completion of shipments of heavy-duty fuel cell bus engines in 2004. The increase in engineering service revenue results from the work performed and achievement of milestones under the next generation light-duty fuel cell engine and electric drive development programs.
Operating cash consumption(1) for the three months ended September 30, 2005 was $24.4 million compared to $17.8 million for the same period in 2004. The increase in 2005 is primarily due to higher working capital requirements partly offset by higher engineering service revenues. Ballard’s cash, cash equivalents, and short-term investments at the end of the third quarter totaled $203.8 million.
“In the third quarter we took significant steps to reduce our operating expenses in order to ensure we have the resources to deliver on our strategy and goals,” said Dave Smith, Chief Financial Officer. “We confirm our guidance that operating cash consumption for 2005, excluding the net operating expenses of BPSAG, is expected to be between $60-$80 million. Going forward, with the BPSAG sale completed and the savings anticipated from our recently announced restructuring, we expect our operating cash consumption rate for 2006 to be in the range of $50-$70 million.”
Third Quarter Highlights
•	Ballard shareholders approved the sale of Ballard’s fuel cell support systems subsidiary, BPSAG to DaimlerChrysler AG (DaimlerChrysler) and Ford Motor Company (Ford). The transaction closed on August 31, 2005. This sale strengthens Ballard’s focus on its core competency, fuel cell design, development, and manufacture.
o	The sale of BPSAG significantly improves Ballard’s cash position: the company will recover approximately $29 million of expenditures incurred since August 2004; annual cash consumption will be reduced by approximately $25 million; committed and outstanding share capital was reduced by 14 percent; and up to $59 million in development funding was committed by DaimlerChrysler and Ford.
•	Ballard closed the transaction with its Japanese partner EBARA Corporation (EBARA) and their jointly-owned corporation EBARA BALLARD Corporation (EBARA BALLARD). This agreement will provide Ballard with approximately $30 million in cash over four years in development funding and equity contributions, which will fund the development of Ballard’s next generation cogeneration fuel cells and Ballard’s share of EBARA BALLARD’s operating expenses. Ballard expects to deliver more than 200 cogeneration fuel cells to EBARA BALLARD in 2005.

(1)	Normalized net loss and operating cash consumption are non-GAAP measures used to assist in assessing our financial performance. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. A description of these non-GAAP measures and reconciliations between financial statement line items and these measures for the periods indicated follows the Selected Consolidated Financial Information.

Ballard Power Systems Inc.	Ballard Power Systems 4343 North Fraser Way Burnaby BC V5J 5J9 Canada

News Release	Tel: 604-454-0900 Fax: 604-412-4700 www.ballard.com
Ballard Announces Third Quarter Results
Key Transactions Completed; Net Loss Narrows
•	Ballard announced a targeted 12% reduction in year-over-year operating expenses. These savings will be achieved through a reduction in discretionary spending as well as through staff reductions. Approximately 100 positions were eliminated, more than half through attrition and elimination of open positions. These reductions will not compromise Ballard’s ability to deliver its committed product development programs, to execute its technology roadmap or its revenue plans.

•	During the quarter, Ballard decided not to pursue further development of its EcostarTM Power Converter product line. While we have seen some traction in this market, we decided this product is not core to our strategic focus, and we are evaluating options to exit. The carrying value of the associated long-lived assets was reviewed and written down to their estimated net realizable value.

•	Ballard-powered buses, cars and vans have now accumulated 1.9 million kilometers of on-road experience. The 30 Mercedes Benz Citaro buses, powered by Ballard fuel cell powertrains, have accumulated just over 1 million kilometers. Seventeen of these buses have exceeded 2,000 hours of operation; 10 have exceeded 2,500 hours; and one has exceeded 3,000 hours.

•	Ballard announced two fuel cell module supply agreements for the materials handling market. The first agreement will provide Cellex Power Products Inc. with 27 Mark 9 SSL™ 4.8 kilowatt fuel cells between the third quarter of 2005 and the third quarter of 2006. The second agreement will provide General Hydrogen with more than 100 Mark 9 SSL™ fuel cells ranging from 4.8 to 21.1 kilowatts. Both agreements contemplate the negotiation of follow-on supply agreements in 2007.

•	The company hosted a visit by China’s President Hu Jintao to its Vancouver laboratory and manufacturing facilities. Ballard was the only company President Hu visited on his first official visit to Canada.

Ballard Power Systems Inc.	Ballard Power Systems 4343 North Fraser Way Burnaby BC V5J 5J9 Canada

News Release	Tel: 604-454-0900 Fax: 604-412-4700 www.ballard.com
Ballard Announces Third Quarter Results
Key Transactions Completed; Net Loss Narrows
Selected Consolidated Financial Information
Unaudited (Expressed in thousands of U.S. dollars except for per share amount and number of shares)

	Three months ended		Nine months ended
	September 30		September 30
	2005	2004	2005	2004

Revenues:
Product revenues	$7,631	$21,923	$26,868	$50,552
Engineering service and other revenue	8,496	1,707	9,198	10,287

Total revenues	16,127	23,630	36,066	60,839

Cost of product revenues	5,997	17,885	24,532	42,219
Research and product development	19,617	21,257	59,552	65,177
General and administrative	4,032	3,825	13,003	11,190
Marketing	1,952	3,071	6,096	7,770
Depreciation and amortization	6,862	7,975	20,667	31,298

Total cost of revenues and expenses	38,460	54,013	123,850	157,654

Loss before undernoted	(22,333)	(30,383)	(87,784)	(96,815)
Investment and other income	3,848	2,329	8,981	2,667
Loss on disposal and write-down of long-lived assets	(7,405)	(1,102)	(7,717)	(1,407)
Gain (loss) on assets held for sale	17,781	(23,051)	17,781	(23,051)
Equity in loss of associated companies	(735)	(495)	(1,958)	(1,503)

Loss before income taxes	(8,844)	(52,702)	(70,697)	(120,109)
Income taxes	49	(121)	140	190

	(8,893)	(52,581)	(70,837)	(120,299)

	$(0.07)	$(0.44)	$(0.58)	$(1.02)

Weighted average number of common shares outstanding	119,778,719	118,515,278	122,052,102	118,382,571

Cash used by operations	$22,398	$15,403	$74,111	$63,898
Capital expenditures	$2,010	$2,403	$3,454	$3,552

	September 30, 2005	December 31, 2004

Total cash, cash equivalents and short term investments	$203,794	$240,259
Total Assets	$545,225	$659,171

Ballard Power Systems Inc.	Ballard Power Systems 4343 North Fraser Way Burnaby BC V5J 5J9 Canada

News Release	Tel: 604-454-0900 Fax: 604-412-4700 www.ballard.com
Ballard Announces Third Quarter Results
Key Transactions Completed; Net Loss Narrows
NON-GAAP MEASURES
Ballard uses certain non-GAAP measures to assist in assessing its financial performance. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. A description of these non-GAAP measures and reconciliations between financial statement line items and these measures for the periods indicated are as follows:
Normalized net loss measures our net loss after excluding items that are unusual in nature or do not reflect the normal operating activity of the business.

	Three months ended		Nine months ended
Normalized Net Loss	September 30		September 30
	2005	2004	2005	2004

Reported net loss	$(8,893)	$(52,581)	$(70,837)	$(120,299)
Foreign exchange (gains) losses	(2,248)	(807)	(3,601)	1,664
Loss on disposal and write-down of long-lived assets	7,405	1,102	7,717	1,407
(Gain) loss on assets held for sale	(17,781)	23,051	(17,781)	23,051

Normalized net loss	$(21,517)	$(29,235)	$(84,502)	$(94,177)

Normalized net loss per share	$(0.18)	$(0.25)	$(0.69)	$(0.80)

Operating cash consumption measures the amount of cash required to fund the operating activities of the business and excludes financing and investing activities except for additions to property, plant and equipment.

	Three months ended		Nine months ended
Operating cash consumption	September 30		September 30
	2005	2004	2005	2004

Cash used by operations	$(22,398)	$(15,403)	$(74,111)	$(63,898)
Additions to property, plant and equipment	(2,010)	(2,403)	(3,454)	(3,552)

Operating cash consumption	$(24,408)	$(17,806)	$(77,565)	$(67,450)

Ballard has filed its financial statements and Management’s Discussion & Analysis with the appropriate Canadian and U.S. Securities regulators. These documents are also available at http://www.sedar.com/ and http://www.sec.gov/edgar.shtml. They are also available on Ballard’s website at www.ballard.com.

Ballard Power Systems Inc.	Ballard Power Systems 4343 North Fraser Way Burnaby BC V5J 5J9 Canada

News Release	Tel: 604-454-0900 Fax: 604-412-4700 www.ballard.com
Ballard Announces Third Quarter Results
Key Transactions Completed; Net Loss Narrows
Third Quarter Conference Call
A conference call will be held at 9:00 a.m. PST (12:00p.m EST) on Wednesday, October 26, 2005 to discuss the results for the third quarter. Access to the call may be obtained by calling the operator at 416-640-4127 before the scheduled start time. A playback version of the call will be available for 24 hours after the call at 416-640-1917. The confirmation number to access the playback is 21151833#. The audio web cast can be accessed on Ballard’s website at www.ballard.com and will be archived for replay.
About Ballard
Ballard Power Systems is recognized as the world leader in the design, development and manufacture of zero-emission proton exchange membrane fuel cells. Ballard’s mission is to develop fuel cell power as a practical alternative to internal combustion engines through technology leadership.
To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.
This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

For further information, or to arrange an interview with a Ballard spokesperson, please call Michelle Cormack or Rebecca Young at 604-454-0900.
Ballard, the Ballard logo, Power to Change the World and Mark 9 SSL are registered trademarks of Ballard Power Systems Inc.